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                          January 28, 2021

       Kyle Guse
       Chief Financial Officer and General Counsel
       ATOSSA THERAPEUTICS, INC.
       107 Spring Street
       Seattle, Washington 98104

                                                        Re: ATOSSA
THERAPEUTICS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed January 22,
2021
                                                            File No. 333-252335

       Dear Mr. Guse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Murr, Esq.